SIERRA MADRE AND FIRST MAJESTIC ANNOUNCE CLOSING OF ACQUISITION

OF THE DEL TORO SILVER MINE FOR UP TO US$60M

Vancouver, British Columbia - June 22, 2026 - Sierra Madre Gold and Silver Ltd. (TSXV: SM) (OTCQX: SMDRF) ("Sierra Madre") and First Majestic Silver Corp. (NYSE: AG) (TSX: AG) (FSE: FMV) ("First Majestic", and together with Sierra Madre, the "Parties") are pleased to announce that, pursuant to the share purchase agreement dated December 17, 2025 (the "Share Purchase Agreement") between Sierra Madre and First Majestic, Sierra Madre has completed its previously announced acquisition (the "Acquisition") of First Majestic Del Toro, S.A. de C.V. ("Subco"), a wholly-owned subsidiary of First Majestic incorporated under the laws of Mexico that holds a 100% interest in the Del Toro Silver Mine ("Del Toro"), as described in further detail in Sierra Madre's and First Majestic's news releases dated December 17, 2025 and Sierra Madre's management information circular dated March 24, 2026 (the "Circular").  All amounts herein are expressed in Canadian dollars, unless otherwise stated in U.S. dollars ("US$").

Alex Langer, Sierra Madre's President and Chief Executive Officer, commented, "The acquisition of Del Toro marks an important step for Sierra Madre Gold and Silver as we advance towards mid-tier silver production. A past-producing asset of this scale is a complementary addition to our Mexico-focused silver portfolio. With existing production infrastructure in place, our focus now turns to near-term resource expansion drilling, with approximately 30,000 metres planned. This program is expected to support an updated Mineral Resource estimate, followed by a potential mine restart, positioning the asset for a return to cash flow generation. We see significant upside at Del Toro, both from resource growth and restart potential. We are excited to get boots on the ground at Del Toro and wish to thank First Majestic for their continued support and trust."

Under the terms of the Share Purchase Agreement, and as further described in the Circular, Sierra Madre acquired all of the issued and outstanding shares of Subco in exchange for a cash payment of US$20,000,000 and the issuance to First Majestic of 10,870,000 common shares of Sierra Madre (the "Common Shares") at a deemed price of $1.30 per Common Share, with each occurring at closing.  In addition, within 18 months of closing the Acquisition, Sierra Madre must pay First Majestic US$10,000,000 in cash or, at Sierra Madre's option, Common Shares at a price per Common Share equal to the market price (as determined in accordance with the policies of the TSX Venture Exchange (the "TSXV")) on the day prior to issuance of the Common Shares, subject to a maximum of 10,575,385 Common Shares, provided that if the aggregate deemed value (based on the market price of the Common Shares on the day prior to issuance) of the maximum number of Common Shares does not equal US$10,000,000, the remaining balance will be paid in cash.

The Share Purchase Agreement also sets out the following future milestone-related payments:

  if, within 48 months of closing the Acquisition, Sierra Madre files a National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") technical report over any or all of Del Toro that demonstrates "mineral resources" (as defined in NI 43-101) of at least 100 million ounces ("Moz") silver equivalent ("AgEq") or Sierra Madre issues a news release announcing "mineral resources" of at least 100 Moz AgEq (whichever occurs earlier), Sierra Madre must pay First Majestic an additional US$10,000,000 in cash or, at Sierra Madre's option, Common Shares at a price per Common Share equal to the market price (as determined in accordance with the policies of the TSXV) on the day prior to issuance of the Common Shares, subject to a maximum of 10,575,385 Common Shares, provided that if the aggregate deemed value (based on the market price of the Common Shares on the day prior to issuance) of the maximum number of Common Shares does not equal US$10,000,000, the remaining balance will be paid in cash; and

  if, within 60 months of closing the Acquisition, Sierra Madre achieves commercial production at Del Toro of at least 4,000 tonnes per day ("tpd") for 30 consecutive days, Sierra Madre must pay First Majestic an additional US$10,000,000 in cash or, at Sierra Madre's option, Common Shares at a price per Common Share equal to the market price (as determined in accordance with the policies of the TSXV) on the day prior to issuance of the Common Shares, subject to a maximum of 10,575,385 Common Shares, provided that if the aggregate deemed value (based on the market price of the Common Shares on the day prior to issuance) of the maximum number of Common Shares does not equal US$10,000,000, the remaining balance will be paid in cash.

All Common Shares issued to First Majestic in connection with the Acquisition will be subject to a hold period ending on the date that is four months and one day following the date of issuance of the Common Shares. In addition, First Majestic has agreed to the following contractual resale restrictions on all such Common Shares issued:

Release Dates	Proportion of Total Escrowed Securities to be Released
December 19, 2026	25%
June 19, 2027	25%
December 19, 2027	25%
June 19, 2028	25%

As First Majestic is an insider of the Company, the Acquisition is a "related party transaction" within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101"). Sierra Madre relied on the exemption from the requirement of a formal valuation for the Acquisition pursuant to subsection 5.5(b) of MI 61-101 as its Shares are not listed on a specified market. Sierra Madre was not exempt from the minority shareholder approval requirements in MI 61-101, and the Acquisition was approved by a simple majority of the votes cast at the Siera Madre's special meeting of shareholders held on April 28, 2026 excluding, for the purposes of MI 61-101, votes attached to Shares held by First Majestic or any other persons described in items (a) through (d) of Section 8.1(2) MI 61-101. For further details, please refer to the management information circular dated March 24, 2026 available on Sierra Madre's website at www.sierramadregoldandsilver.com and on Sierra Madre's profile on SEDAR+ at www.sedarplus.ca.

Concurrent Financing

Concurrent with the Acquisition, Sierra Madre completed a brokered private placement offering of subscription receipts of Sierra Madre (the "Subscription Receipts") at a price of $1.30 per Subscription Receipt (the "Concurrent Financing") pursuant to an agency agreement dated January 14, 2026 (the "Agency Agreement") among Sierra Madre, Beacon Securities Limited ("Beacon"), as lead agent and sole bookrunner, and a syndicate of agents including Canaccord Genuity Corp., BMO Capital Markets and VSA Capital Limited (together with Beacon, the "Agents").

In connection with the Concurrent Financing, Sierra Madre issued an aggregate of 44,231,300 Subscription Receipts for aggregate gross proceeds of $57,500,690, including the full exercise of the Agents' option, in two tranches: (i) on January 14, 2026, Sierra Madre closed the first tranche and issued 30,521,724 Subscription Receipts for aggregate gross proceeds of $39,678,241; and (ii) on January 30, 2026, Sierra Madre closed the second and final tranche and issued 13,709,576 Subscription Receipts for aggregate gross proceeds of $17,822,449.

Each Subscription Receipt was deemed to be exercised, without payment of any additional consideration, for one Common Share immediately prior to closing of the Acquisition. Sierra Madre used the net proceeds of the Concurrent Financing to fund the completion of the Acquisition and intends to use the remainder of the net proceeds for exploration and development of Del Toro and for general working capital purposes.

Early Warning Disclosure

Pursuant to the terms of the Share Purchase Agreement, upon closing of the Acquisition, First Majestic acquired 10,870,000 Common Shares at a deemed price of $1.30 per Common Share.

Immediately prior to closing of the Acquisition, First Majestic beneficially owned or controlled 51,563,076 Common Shares of Sierra Madre, representing approximately 26.18% of the issued and outstanding Common Shares on a non-diluted basis.

As a result of the Acquisition, First Majestic now beneficially owns or controls a total of 62,433,076 Common Shares representing approximately 24.77% of the issued and outstanding Common Shares as of the date of this news release on a non-diluted basis.

The Common Shares acquired by First Majestic are for investment purposes. First Majestic has no current intention to enter into any of the transactions listed in clauses (a) to (k) of item 5 of Form 62-103F1 of National Instrument 62-103 The Early Warning System and Related Take-over Bid and Insider Reporting Issues ("NI 62-103"), but in the future First Majestic may acquire or dispose of securities of Sierra Madre depending on market conditions, reformulation of plans and/or other relevant factors, in each case in accordance with applicable securities laws.

This news release and First Majestic's corresponding early warning report (the "Early Warning Report"), which is expected to be filed on SEDAR+ in the near term, constitutes the required disclosure pursuant to section 5.2 of National Instrument 62-104 Take-Over Bids and Issuer Bids ("NI 62-104").

The Early Warning Report that will be filed on SEDAR+ will satisfy the requirement of section 5.2 of NI 62-104 to have the Early Warning Report filed by an acquiror, in this case by First Majestic, with the securities regulatory authorities in each of the jurisdictions in which Sierra Madre is a reporting issuer and which contains the information required by section 3.1 of NI 62-103, which includes the information required by Form 62-103F1.

A copy of the Early Warning Report filed by First Majestic in connection with the Acquisition will be available under First Majestic's profile on SEDAR+ website at www.sedarplus.ca.

About Sierra Madre

Sierra Madre Gold and Silver Ltd. is a precious metals development and exploration company focused on the Guitarra mine in the Temascaltepec mining district, Mexico, and the exploration and development of its Tepic property in Nayarit, Mexico. The Guitarra mine is a permitted underground mine, which includes a 500 tpd processing facility that operated until mid-2018 and restarted commercial production in January 2025.

The +2,600 ha Tepic Project hosts low-sulphidation epithermal gold and silver mineralization with an existing historic resource.

Sierra Madre's management team has played key roles in managing the exploration and development of silver and gold mineral reserves and mineral resources. Sierra Madre's team of professionals has collectively raised over $1 billion for mining companies.

On behalf of the board of directors of Sierra Madre Gold and Silver Ltd.,

"Alexander Langer"

Alexander Langer

President, Chief Executive Officer and Director of Sierra Madre Gold and Silver Ltd.

778-820-1189

Sierra Madre Contact:

investor@sierramadregoldandsilver.com

About First Majestic

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. First Majestic presently owns and operates four producing underground mines in Mexico: the Santa Elena Silver/Gold Mine, the Los Gatos Silver Mine (First Majestic holds a 70% interest in the Los Gatos Joint Venture that owns and operates the mine), the San Dimas Silver/Gold Mine, and La Encantada Silver Mine, as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold Mine located in northeastern Nevada, U.S.A. which the Company is currently in the process of re-starting.

First Majestic is proud to own and operate its own minting facility, First Mint, LLC, and to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at www.firstmint.com, at some of the lowest premiums available.

For further information, contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

On behalf of the board of directors of First Majestic Silver Corp.,

"Keith Neumeyer"

Keith Neumeyer

Chief Executive Officer of First Majestic Silver Corp.

First Majestic Contact:

info@firstmajestic.com

Cautionary Note

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation. The forward-looking statements herein are made as of the date of this press release only, and the Parties do not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information in this press release includes, but is not limited to, the intended use of proceeds from the Concurrent Financing, Sierra Madre's exploration and development plans for Del Toro,  Sierra Madre's general business and growth strategy and the amount of cash and number of shares received as consideration by First Majestic per the milestone payments contemplated under the Share Purchase Agreement.

In making the forward-looking statements included in this news release, the Parties have applied several material assumptions, including that Sierra Madre will have sufficient capital to fund its planned exploration and development activities at Del Toro and that there will be no material adverse changes to applicable laws, regulations or market conditions. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Parties to control or predict, that may cause Sierra Madre's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including, but not limited to, changes in commodity prices and general economic, market and business conditions.

Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.